UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Norris, III, John W
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security          2)Trans-    3.Trans-   4.Securities Acquired(A)    5)Amount of    6. Ownership   7)Nature of
                             action      action     or Disposed of (D)          Securities     Form: Direct   Indirect
                             Date        Code                  A                Beneficially   (D) or         Beneficial
                             (Month/                           or               Owned at       Indirect       Ownership
                             Day/Year)   Code V     Amount     D    Price       End of Month   (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value      12/21/01    G    V     6,315     D                   272,849      Direct
$0.01 per share
Common Stock, par value      12/21/01    G    V     2,105     A                     4,987      Indirect       B.W.Norris Trust
$0.01 per share
Common Stock, par value                                                             1,000      Indirect       Daughter, Lily
$0.01 per share
Common Stock, par value      12/21/01    G    V     2,105     A                     4,063      Indirect       L.C. Norris Trust
$0.01 per share
Common Stock, par value                                                         2,621,406      Indirect       Norris Family Ltd
$0.01 per share                                                                                               Partnership (1)
Common Stock, par value                                                            16,142     Indirect        Son, Benjamin
$0.01 per share
Common Stock, par value                                                             9,547      Indirect       Son, William
$0.01 per share
Common Stock, par value                                                            16,817      Indirect       Spouse, Catherine
$0.01 per share
Common Stock, par value      12/21/01    G    V     2,105     A                     4,987      Indirect       W.H.Norris Trust
$0.01 per share


                                                                 1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative     6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)    Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D         Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------






Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                  8)Price       9)Number of   10)Ownership   11)Nature of
Security                       action    of Underlying                       of Deri-      Derivative    Form of        Indirect
                               Date      Securities                          vative        Securities    Derivative     Beneficial
                                                               Amount or     Security      Beneficially  Security: or   Ownership
                                                               Number of                   Owned at      Direct (D) or
                                         Title                 Shares                      End of Month  Indirect (I)

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of the securities held by the Norris Family Ltd. Partnership, except to the extent of his pecuniary interest in the securities.

 - Attorney-in-fact  pursuant to the power of attorney dated 4/20/01.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John W. Norris, III
DATE 1/8/02